[Letterhead of AirMedia Group Inc.]
November 4, 2010
VIA EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
Kyle Moffatt, Accounting Branch Chief
Rahim Ismail, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”) Form 20-F for the Year Ended December 31, 2009 (“2009 20-F”) Filed on May 28, 2010 File No. 001-33765
Dear Mr. Spirgel, Mr. Moffatt and Mr. Ismail:
On October 17, 2010, the Company received a faxed copy of the letter dated September 21, 2010 from the staff of the Securities and Exchange Commission regarding the 2009 20-F. Due to oversight, the letter was not brought to senior management’s attention until yesterday. We apologize for the delay in responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than November 18, 2010.
If you have any additional questions or comments regarding the 2009 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,
/s/ Xiaoya Zhang
Xiaoya Zhang
President and Acting Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong Jeffrey Fu, Deloitte Touche Tohmatsu CPA Ltd., Beijing